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Exhibit 99.1

news release

FALCONBRIDGE'S HORNE SMELTER IN ROUYN-NORANDA REACHES AN
AGREEMENT IN PRINCIPLE WITH UNION ON COLLECTIVE AGREEMENT

Rouyn-Noranda, March 2, 2006 — Falconbridge Limited is pleased to announce that it has reached an agreement in principle for the renewal of a collective agreement with the Union bargaining team representing its employees at the Horne Smelter in Rouyn-Noranda in Quebec.

"Both parties worked hard since the beginning of negotiations and very long hours in the past few days to reach this agreement. I salute the professionalism of all participants and their efforts to arrive at this result. We believe at Falconbridge that we have a fair agreement which balances the needs of employees as well as of those of the Company," said Marcel Faucher, General Manager of Falconbridge's Horne Smelter.

Union Executives from the Syndicat des travailleurs de la mine Noranda (CSN)will submit the agreement in principle to employees on Friday March 3 for a ratification vote. The agreement covers a three-year period from 2006 to 2009.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:

Ian Hamilton
Director, Communications & Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.1
FALCONBRIDGE'S HORNE SMELTER IN ROUYN-NORANDA REACHES AN AGREEMENT IN PRINCIPLE WITH UNION ON COLLECTIVE AGREEMENT